EXHIBIT 21.1

Subsidiaries of the Registrants

Blue Ridge Real Estate Company Subsidiaries	Jurisdiction of Incorporation/ Formation

1. Northeast Land Company	Pennsylvania
2. Jack Frost Mountain Company	Pennsylvania
3. BRRE Holdings, Inc.	Delaware
4. Boulder Creek Resort Company	Pennsylvania
5. Moseywood Construction Company	Pennsylvania
6. Jack Frost National Golf Course, Inc.	Pennsylvania
7. Coursey Commons Shopping Center, LLC	Louisiana
8. Coursey Creek, LLC	Louisiana
9. Cobble Creek, LLC	Louisiana
10. Flower Fields Motel, LLC	Pennsylvania
11. Blue Ridge WMN, LLC	Minnesota
12. Blue Ridge WNJ, LLC	New Jersey

Big Boulder Corporation Subsidiaries (see Note 1)	Jurisdiction of Incorporation/ Formation

1. Lake Mountain Company (now by merger a Blue Ridge subsidiary)	Pennsylvania
2. BBC Holdings, Inc. (now by merger Blue Ridge Real Estate Company)	Delaware